Mail Stop 3561

August 29, 2008

Randall D. Holmes
Chief Executive Officer
The Ridgewood Power Growth Fund
Ridgewood Electric Power Trust V
1314 King Street
Wilmington, DE 19801

>   **Re: The Ridgewood Power Growth Fund**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed August 1, 2008**
>   **File No. 000-25935**
>
>   **Ridgewood Electric Power Trust V**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed August 1, 2008**
>   **File No. 000-24143**

Dear Mr. Holmes:

We have reviewed The Ridgewood Power Growth Fund filing and have the following comments. We have limited our review of the Ridgewood Electric Power Trust V filing to compliance with the comments on The Ridgewood Power Growth Fund filing. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Ridgewood Power Growth Fund

1. On the first page of the proxy statement, as delivered to security holders, state the approximate date on which the proxy statement and form of proxy are first given to security holders. See Item 1(b) of Schedule 14A under the Exchange Act.

2. Please add to your proxy statement the general information regarding shareholder proposals required by Item 1(c) of Schedule 14A and Rule 14a-5(e).

Solicitation of Consents of Shareholders, page 11

Consents Required, page 11

3. In your discussion of the consents required in connection with your proposal, we note your statement on page 11 that your proposed "sale constitutes a sale of substantially all of the assets of Growth Fund under the Declaration of Trust for The Ridgewood Power Growth Fund, dated as of January 4, 1998, as amended…" Please expand your disclosure here to support your belief that the sale of the Ridgewood Egypt business constitutes a sale of substantially all of Growth Fund's property under Section 14.1(b) of the Declaration of Trust.

4. Regarding your conclusion that the proposed transaction is not a "going private" transaction subject to Rule 13e-3 under the Exchange Act, we note your statement on page 11 that, "[a]lthough the sale constitutes an 'Affiliate Transaction' under the Growth Fund Declaration of Trust, it does not constitute a transaction with an 'affiliate' as defined in Rule 13e-3 of the Exchange Act, as none of Horus, Mariridge or Mr. Girges is an affiliate of either Fund as defined in such rule." Please analyze under Rule 13e-3 why none of these parties are "affiliates" and why the transaction should not be subject to Rule 13e-3.

The Transaction, page 16

Background of and Reasons for the Transaction, page 16

5. We note your disclosure on page 16 that "[i]n determining whether to market the assets of REFI for sale, the Managing Shareholder, its executive officers, the executive officers of the Funds and Mr. Girges considered their view that continued operations of the REFI business would most likely involve continued limitations on cash distributions, as REFI would need to (i) dedicate its free cash flow to expansion plans and not to payment of current distributions and (ii) maintain a significant capital expansion program for the foreseeable future to meet the increasing demand of its customers and to maintain the competitive advantages it has established in recent years." Please quantify the amount of

additional capital needed to operate the REFI business competitively so that investors can more fully evaluate the strategic alternatives you considered.

6. We note your disclosure on page 16 that the Funds' investments in REFI since the outset have totaled approximately $35.3 million. Please clarify whether this amount includes the aggregate amount of the loans which you are characterizing as equity contributions for tax purposes, or is in addition to the loans.

7. We note your disclosure that the Managing Shareholder retained Mr. Andrew West as an advisor in connection with this transaction. Please disclose the assignment given to Mr. West. Please advise us whether Mr. West participated in preparing the financial analysis you have included in the proxy statement.

8. Please summarize each report, opinion, consultation, proposal, or presentation, whether written or oral, preliminary or final, received by the company or any affiliates from a third party and materially related to this transaction. See Item 14A(b)(6) of Schedule 14A and Item 1015 of Regulation M-A.

9. We note your disclosure on page 19 that "[a]s a result of conversations between Mr. Swanson, Chairman of the Managing Shareholder, and Mr. Girges in September 2007, Mr. Girges, along with Mr. Andrew West, an advisor retained by the Managing Shareholder as a consultant, assumed the responsibility for making initial contact with prospective buyers for REFI." Please revise this section to provide beginning and end dates and relevant details for all material events regarding your decision to sell to an inside buyer. For example, please indicate whether you held discussions and/or negotiations with any prospective buyer unaffiliated with Mr. Girges.

10. You state on page 19 that you engaged in discussions with multiple investment bankers. Please describe the nature of these discussions with the investment banks and disclose whether you retained any of these investment banks.

11. For each key meeting cited, please ensure that the disclosure conveys all material persons who participated and all material matters discussed. For example, you should discuss fully the negotiation of the purchase price. You mention briefly that the Managing Shareholders countered Horus' initial bid but you do not describe the negotiation of the purchase price and the subject of meetings spanning several days during May and June 2008.

12. Certain statements in your document suggest that the Ridgewood entities' need for quick liquidity is a driving factor in the sale of the Egypt business and the liquidation of the Funds. For instance, we note your disclosure on page 16 that you did not consider obtaining a bank loan for REFI to be a viable option "as such

loans would likely restrict REFI's ability to make distributions during the period in which loans would be outstanding." Similarly, with respect to a public offering of REFI securities, "since the purpose of listing on [the AIM market in London or the Cairo Alexandria Stock Exchange] would be to raise capital for REFI's expansion, funds raised in the offering would be used by REFI, and not available for distribution to shareholders." (page 18) Please expand your disclosure to clarify the extent to which Ridgewood's need for liquidity is driving both the sale and the Managing Shareholder's determination to dissolve the Funds.

Financial Analysis of the Sale Consideration by the Managing Shareholder, page 22

13. Please discuss why you have selected a terminal value of REFI assets at three times 2017 free cash flow. Also explain your selection of discount rates that range from 21-27%.

Distribution of Net Proceeds of Sale to Shareholders of Growth Fund, Trust V and Egypt Fund page 24

14. We note your statement on pages S-6 and 24 that the "Estimated Net Proceeds Per Share" in your table do not represent the actual amounts to be distributed as a result of the transaction to shareholders of Growth Fund, Trust V and Egypt Fund, respectively, due to additional contingencies and expenses payable by the funds. Please make appropriate assumptions and disclose estimated amounts that shareholders would receive as a result of all of the actions upon which they are voting. You must disclose the consideration that shareholders would receive in connection with the proposed sale of Ridgewood Egypt given that, as you state on page 12, "consent to the sale by a shareholder of Growth Fund also constitutes consent by such shareholder to the subsequent liquidation and dissolution of Growth Fund pursuant to such Plan of Liquidation and Dissolution." See Item 14(b)(4) of Schedule 14A and Item 1004(a)(2)(ii) of Regulation M-A.

Fees and Expenses of the Transaction, page 26

15. Please disclose whether Mr. West, the advisor retained by the Managing Shareholder as a consultant, will receive a fee in connection with the transaction and whether the fee will be paid from the proceeds of the sale.

The Sale and Purchase Agreements and the Additional Agreements, page 31

The Sale and Purchase Agreements, page 31

16. We note your disclosure that "[n]either the agreements nor this description of the agreements are intended to provide you with any other factual information about

the Funds." Please revise to remove any potential implication that the referenced sale and purchase agreement does not constitute public disclosure under the federal securities laws.

Regulatory Matters, page 36

17. We note your statement that your proposed transaction requires "the ratification of [Egypt's General Authority for Investment and Free Zones] of the minutes of the extraordinary meeting of the general shareholders of REFI approving the transfer of the Shares to the Purchasers." Please indicate the likelihood that you will obtain this approval, and whether you have made any contact with GAFI or taken any other steps towards this end.

Householding of Consent Statement, page 47

18. Please provide in this section instructions on how shareholders sharing an address can request delivery of a single copy of annual reports, proxy statements, or Notices of Internet Availability of Proxy Materials if they are receiving multiple copies. See Item 23(d) of Schedule 14A.

*   *   *

As appropriate, please amend your filings. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director